Exhibit 99.5

North Mill Holdco LLC

and Subsidiaries

Consolidated Financial Report

December 31, 2023

North Mill Holdco LLC and Subsidiaries

Independent Auditor’s Report

Audit Committee

North Mill Holdco LLC

Opinion

We have audited the consolidated financial statements of North Mill Holdco LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

As discussed in Note 3 to the financial statements, the Company adopted Accounting Standards Update (ASU) No. 2016-13, Financial Instruments—Credit Losses (Topic 326), using the modified retrospective transition method. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

Philadelphia, Pennsylvania

February 23, 2024

North Mill Holdco LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2023 and 2022

	2023	2022
Assets
Cash	$20,229,478	$7,396,967
Finance receivables:
Loans receivable	168,427,831	154,062,897
Less: unearned fee income	103,286	284,640

	168,324,545	153,778,257
Accounts receivable	105,113,189	131,942,768
Less: allowance for uncollectible finance receivables	2,328,391	1,834,061

Finance receivables, net	271,109,343	283,886,964
Goodwill	19,242,729	36,187,729
Accrued interest receivable	2,158,775	1,735,159
Other assets	335,799	256,914
Furniture and equipment, net	604,124	545,337
Right of use asset	1,654,855	2,238,007

Total assets	$315,335,103	$332,247,077

Liabilities and Members’ Equity
Liabilities:
Credit facility payable, net of issuance costs (Note 7)	$222,061,862	$213,141,607
Due to factoring clients	25,073,717	34,200,052
Accounts payable and accrued expenses	4,928,206	3,401,465
Lease liability	1,654,855	2,238,007

Total liabilities	253,718,640	252,981,131
Commitments (Note 8)
Members’ equity	61,616,463	79,265,946

Total liabilities and members’ equity	$315,335,103	$332,247,077

See notes to consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2023 and 2022

	Year Ended December 31, 2023	Year Ended December 31, 2022
Interest and finance charges	$33,700,679	$26,815,365
Less: interest expense	15,047,895	8,306,061

Net interest income	18,652,784	18,509,304
Service fees and other finance charges	4,442,246	2,617,984

Net interest and other non-interest income	23,095,030	21,127,288
Provision (credit) for uncollectible finance receivables	(453,120)	—

Net interest income after provision (credit) for uncollectible finance receivables	23,548,150	21,127,288

Expenses:
Personnel	12,384,594	9,984,711
Acquisition expenses	—	3,699,997
Impairment of goodwill	16,945,000	—
General and administrative	3,266,764	3,048,501
Legal and professional fees	439,601	453,413

	33,035,959	17,186,622

Net (loss) income	$(9,487,809)	$3,940,666

See notes to consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Consolidated Statements of Members’ Equity

Years Ended December 31, 2023 and 2022

Balance, January 1, 2022	$77,103,196
Net income	3,940,666
SLR contributions	5,000,000
Distribution to members	(6,777,916)

Balance, December 31, 2022	79,265,946
Cumulative change in accounting principle (see note 3)	(1,085,173)
Net loss	(9,487,809)
Distribution to members	(7,076,501)

Balance, December 31, 2023	$61,616,463

See notes to consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2023 and 2022

	Year Ended December 31, 2023	Year Ended December 31, 2022
Cash flows from operating activities:
Net (loss) income	$(9,487,809)	$3,940,666
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Provision (credit) for uncollectible finance receivables	(453,120)	—
Depreciation	182,428	149,413
Amortization of deferred financing costs	495,283	367,771
Impairment of goodwill	16,945,000	—
Changes in assets and liabilities:
(Increase) decrease in:
Accrued interest receivable	(423,616)	(889,598)
Other assets	(78,884)	72,915
Increase (decrease) in:
Unearned fee income	(181,354)	248,713
Accounts payable and accrued expenses	1,526,741	1,371,381
Due to factoring clients	(9,126,335)	6,255,447

Net cash (used in) provided by operating activities	(601,666)	11,516,708
Cash flows from investing activities:
Decrease (increase) in finance receivables, net	12,326,922	(37,353,685)
Purchases of furniture and equipment	(241,215)	(412,744)

Net cash provided by (used in) investing activities	12,085,707	(37,766,429)

Cash flows from financing activities:
Net proceeds from credit facility payable	8,491,955	31,173,335
SLR contributions	—	5,000,000
Payment of debt issuance costs	(66,984)	(936,160)
Distribution to members	(7,076,501)	(6,777,916)

Net cash provided by financing activities	1,348,470	28,459,259

Net increase in cash	12,832,511	2,209,538
Cash:
Beginning	7,396,967	5,187,429

Ending	$20,229,478	$7,396,967

Supplemental disclosure of cash flow information:
Cash paid for interest	$14,027,175	$6,993,995

Non-Cash Disclosure:
Cumulative change in accounting principle	$(1,085,173)	$—
Right of use asset and lease liability	—	1,451,570

See notes to consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of the Business

The operations of North Mill Holdco LLC (“Holdco”) and Subsidiaries (collectively, the Company) consist primarily of those financial activities common to the commercial asset-based finance industry.

Holdco, a subsidiary of SLR Investment Corp. (“SLR”), was formed on May 17, 2019 in connection with the acquisition of Summit Financial Resources, LLC (“Summit”).

North Mill Capital LLC (“NMC”) was formed as a single-member Delaware limited liability company on August 18, 2010 and commenced operations on October 29, 2010. SLR acquired a controlling interest in NMC on October 20, 2017. SLR contributed its interests in NMC to Holdco on June 28, 2019. NMC is a wholly owned subsidiary of Holdco.

NMC is a specialty finance company engaged in providing asset-based commercial financing to small and medium-sized businesses. The Company’s core business is providing and servicing loans ranging from $200,000 to $40,000,000 secured by accounts receivable, inventory, and equipment. Borrowers are located throughout the United States.

PrinSource Capital Companies, LLC, a wholly owned subsidiary of NMC, and their wholly owned subsidiary Partner Plus, LLC (collectively, “PrinSource”), were acquired by NMC on December 30, 2011. Summit was acquired by Holdco on June 28, 2019. PrinSource, Summit, and SLR Digital Finance LLC (“Digital Finance”) (Note 2) provide financial services through the funding and financing of working capital assets, primarily accounts receivable and inventory.

Note 2: Acquisition

In connection with NMC’s acquisition of Digital Finance on June 3, 2021, an additional earn out payment of $3,699,997 was made in 2022 and was based on reaching certain loan balances for a six month period subsequent to the acquisition date. The payment has been recorded as acquisition expense in the accompanying consolidated statements of operations.

Note 3: Significant Accounting Policies

Significant accounting policies are as follows:

Principles of consolidation: The financial statements include the accounts of NMC and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Revenue recognition: The Company recognizes interest and fee income in accordance with ASC 310, Receivables and ASC 825, Interest. Interest income is recognized as earned based on the terms of the underlying loan agreement. Fees received for the origination of loans are deferred and amortized into income over the contractual lives of the loans and annual fees received for loans are deferred and amortized into income over a twelve-month period using the straight-line method, which approximates the effective interest rate method. Unamortized amounts are recognized as income at the time that loans are paid in full. Interest income on loans receivable is recognized using the interest method. Interest and fee income are accrued based on the outstanding loan balance and charged monthly to the loan balance as earned, except in instances that a reasonable doubt exists as to the collectability of interest, in which case the accrual of income may be suspended.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

The Company recognizes and measures revenue recognition on other fee income in accordance with ASC 606, Revenue from Contracts With Customers. Other fee income, which includes wire transfers, field examination charges, late reporting fees and other items charged to borrowers, is recognized as charged.

Cash: The Company maintains its cash balances at several financial institutions which at various times during the year have exceeded the threshold for insurance provided by the Federal Deposit Insurance Corporation.

Loans receivable: The Company’s portfolio consists of asset based loans. The loans are further classified as either performing or non-performing. The Company provides asset-based financing primarily in the form of revolving credit facilities collateralized by the borrower’s assets, including, but not limited to, accounts receivable, inventory, equipment and general intangibles. The loan term is generally two years and management has the intention and ability to hold until maturity or payoff. Provisions for credit losses for finance receivables are charged to operations in amounts sufficient to maintain the allowance for uncollectible finance receivables at an amount considered adequate to cover the estimated losses of principal and accrued interest in the existing loan portfolio. The Company’s charge-off policy is based on a loan-by-loan review for all receivables. Management periodically evaluates the adequacy of the allowance for uncollectible finance receivables by reviewing credit loss experience, change in size and character of credit risks, the value of collateral and general economic conditions. Loans are charged off against the allowance when management determines that there is insufficient collateral to support the loan and believes that it is no longer probable that principal and/or interest payments will be collected. These loans can be affected by economic conditions.

Accounts receivable: Accounts receivable consist of factored receivables including factored receivables specifically for digital media companies. As of December 31, 2023 and 2022, the factored receivables portfolio is $20,258,992 and $31,087,439 and the factored receivables specifically for digital media companies portfolio balance is $84,854,197 and $100,855,329, both of which comprise the balance of accounts receivable on the consolidated balance sheets of $105,113,189 and $131,942,768, respectively. Accounts receivable are stated at cost, net of an allowance for uncollectible finance receivables. The allowance for uncollectible finance receivables is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical experience and other currently available evidence. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due to the Company could be adversely affected. These receivables can be affected by economic conditions.

Allowance for credit losses: On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan and accounts receivables. The method utilized by the Company to estimate expected credit losses is the weighted average maturity (“WARM”) methodology which contemplates expected losses at a pool-level, utilizing historic loss information.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Results for reporting periods beginning after January 1, 2023 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. There was an adjustment to retained earnings of $1,085,173 as a result of adoption ASC 326.

In accordance with CECL, the Company’s allowance for loan losses may be adjusted to reflect management’s assessment of current and future economic conditions that may impact the performance of the borrowers, historical charge-offs, trends in loan volumes, industry concentrations including providing working capital facilities to digital media companies, the weighted average maturity of the loan portfolio, and the likelihood of funding unfunded commitments.

The cumulative loss rate used as the basis for the estimate of credit losses for asset based loans, factored receivables, and factored receivables specifically for digital media companies is comprised of the Company’s historical loss experience from 2010 to 2023. As of December 31, 2023, the Company expects that the markets in which it operates will experience stable economic conditions, low level of future charge-offs and delinquencies, low to medium level of originations, and low to medium geographic and industry concentrations over the next two years. Management adjusted the historical loss experience for these expectations. No reversion adjustments were necessary, as the starting point for the Company’s estimate was a cumulative loss rate covering the expected contractual term of the portfolio.

When the Company determines there is insufficient collateral to support an outstanding loan or accounts receivable balance and believes it is no longer probable that principal and/or interest payments will be collected, the Company will place the loan on non-accrual status. Such non-accrual loans may be restored to accrual status if past due principal and interest are paid in cash, and, in management’s judgment, are likely to continue.

Participation funding: The Company enters into participation funding and servicing arrangements with other lending institutions whereby the other institutions pay the Company a processing fee for servicing financing arrangements that the other institutions have entered into with their customers. Under these arrangements, the Company, as the participant, assumes the risk related to their percentage share of the arrangement. The Company pays the lending institutions a pro rata percentage of the fee income earned. The arrangements are presented in finance receivables in the accompanying consolidated balance sheet net of the amount due to the institution.

The Company enters into participation funding arrangements with third-party lending institutions, whereby those institutions participate in loans originated by the Company. These arrangements are used by the Company to manage risk associated with loans and accounts receivable that may potentially exceed funding limits. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: the assets have been isolated from the Company – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership; the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

Furniture and Equipment: Property and equipment acquired in acquisitions is initially recorded at fair value. Additions are recorded at cost and stated net of accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated lives of the assets, which is generally three to five years for equipment and ten years for furniture and fixtures.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Debt issuance costs: Costs incurred in connection with the placement of the revolving credit facility have been capitalized and recorded as a reduction to the note payable on the balance sheets. These costs are amortized as interest expense over the life of the facility using the effective interest method or straight line method if it approximates the effective interest method.

Impairment of long-lived assets: The Company reviews long-lived assets, including furniture and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. No impairments have occurred to date.

Goodwill: Goodwill represents the excess of consideration paid for an acquired business over the fair value of the related assets acquired and liabilities assumed. Goodwill arose from the acquisition of the Company on October 20, 2017, Summit, and Digital Finance (Note 2). The Company is required to assess its goodwill for impairment annually, or more frequently if events or changes in circumstances indicate impairment may have occurred. The Company assesses goodwill for impairment by comparing the carrying value of the Company to its fair value. If the fair value were less than the carrying value, an impairment loss would be recorded for the difference between the fair value and carrying value. The Company determines the fair value of the entity using a weighting of fair values derived from the income approach and market approach valuation methodologies. The income approach uses the discounted cash flow method and the market approach uses the guideline public company method. If the Company determines the fair value of the entity’s goodwill is less than its carrying value, an impairment loss is recognized and reflected in the consolidated statements of operations. For the year ended December 31, 2023, the Company performed an interim and annual impairment test resulting in an impairment charge $16,945,000 and has been recorded as impairment of goodwill in the consolidated statements of operations. The impairment charge was caused by the measurement of discounting cash flows of future earnings resulting in a value less than the Company’s carrying value as the estimated growth in the loan portfolio and corresponding revenues were not sufficient to support its current carrying value. There was no impairment in 2022. Changes in the carrying amount of goodwill is as follows:

Goodwill as of January 1, 2022	$36,187,729
Impairment loss	—

Goodwill as of December 31, 2022	36,187,729
Impairment loss	(16,945,000)

Goodwill as of December 31, 2023	$19,242,729

Income taxes: No provision has been made for income taxes, if any, as these are the obligation of the members. The Company files income tax returns as a partnership in the U.S. federal jurisdiction and in various state jurisdictions.

The Company applies authoritative guidance relating to the accounting for uncertain tax positions. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is more likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood or more than 50%. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Interest rate risk: Inherent in the Company’s principal business activities is the potential for the Company to assume interest rate risks that result from differences in the maturities and re-pricing characteristics of certain assets and liabilities.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several non-cancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a right of use (ROU) asset and a lease liability asset, initially and subsequently, based on the present value of its future lease payments. The discount rate is the implicit rate, if it is readily determinable, or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company’s leases are not readily determinable and accordingly, the Company uses an incremental borrowing rate based on the information available at the commencement date for all leases. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company used a weighted average discount rate of 3.00% and the weighted average remaining lease terms is 3.27 years. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepared (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

Subsequent events: The Company has evaluated its subsequent events (events occurring after December 31, 2023) through February 23, 2024, which represents the date the financial statements were available to be issued, and determined that there were no material subsequent events requiring adjustment to, or disclosure in the consolidated financial statements for the year ended December 31, 2023.

Recent Accounting Pronouncement:

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment (Topic 350), which simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal year 2023, with early adoption permitted for annual or interim tests performed on testing dates after January 1, 2017. The amendments included in this ASU are to be applied prospectively. Implementation of this new standard did not have a material impact on the Company’s consolidated financial statements.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

In January 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, March 2020, to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from LIBOR and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance calls “reference rate reform” if certain criteria are met. An entity that makes this election would not have to remeasure the contracts at the modification date or reassess a previous accounting determination. Also, entities can elect various optional expedients that would allow them to continue applying hedge accounting for hedging relationships affected by reference rate reform if certain criteria are met, and can make a one-time election to sell and/or reclassify held-to-maturity debt securities that reference an interest rate affected by reference rate reform. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848), Deferral of the Sunset date of Topic 848, which defers the sunset date in Topic 848 from December 31, 2022 to December 31, 2024. The amendments in this ASU apply to all entities (subject to meeting certain criteria) that have contracts, hedging relationships, or other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. The Company is currently evaluating the impact the adoption of the standard will have on the Company’s financial position and results of operations.

Note 4. Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”), establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as interest rates and foreign exchange rates that are observable at commonly quoted intervals. Financial assets utilizing Level 2 inputs include currency swaps and interest rate caps.

Level 3 – Unobservable inputs.

ASC 820 also requires that the Company disclose estimated fair values for its financial instruments. No quoted market exists for the Company’s financial instruments. Therefore, fair market estimates are based on judgments, risk characteristics of various financial instruments and other factors. Changes in these assumptions could significantly affect the estimates.

The Company estimates the carrying amounts of cash approximated its fair value as of December 31, 2023 and 2022. Since there is no liquid secondary market for the Company’s financing receivables, the Company estimated the fair value of its secured loans by comparing the average yield of the portfolio to recent issuances of similar loans. The Company has determined that the secured loans and credit facility payable are considered level three under the fair value hierarchy described above.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2023 and 2022 were as follows:

	December 31, 2023		December 31, 2022
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash	$20,229,478	$20,229,478	$7,396,967	$7,396,967
Finance receivables:
Net of allowance	271,109,343	271,109,343	283,886,964	283,886,964
Liabilities:
Credit facility payable	$222,061,862	$222,061,862	$213,141,607	$213,141,607

Note 5. Loans and Accounts Receivable and Allowance for Uncollected Finance Receivables

Loans receivable at December 31, 2023 and 2022 consist of revolving lines of credit to commercial customers that range from one to three years and are secured by accounts receivable, inventory and equipment. There are commitments to borrowers that are dependent on the borrowing base. The commitments are generally limited to 85% of the collateral being presented.

Changes in the allowance for credit losses for loans receivable and accounts receivable are as follows:

	Loans Receivable	Accounts Receivable	Accounts Receivable - Digital	Total
Balance, January 1, 2022	$1,726,973	$22,283	$84,805	$1,834,061
Provision for uncollectible finance receivables	—	—	—	—

Balance, December 31, 2022, prior to adoption of ASC 326	1,726,973	22,283	84,805	1,834,061
Impact of adopting ASC 326	896,474	59,186	129,513	1,085,173
Provision (credit) for uncollectible finance receivables	(379,941)	(39,177)	(34,003)	(453,121)
Net charge offs	(137,722)	—	—	(137,722)

Balance, December 31, 2023	$2,105,784	$42,292	$180,315	$2,328,391

The Company has implemented and adheres to an internal review system and credit loss allowance methodology designed to provide for the detection of problem receivables and an adequate allowance to cover credit losses. At least quarterly, a risk rating is assigned to individual balances. Management assigns a higher risk rating when they determine that their credit exposure has increased. Management assigns these risk ratings based on a number of factors including, but not limited to, the profitability, cash flow position, tangible net worth, strength of collateral performance and coverage, the probability of a loss being realized and results of internal audits and verifications related to each specific receivable.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

The Company’s credit risk rating system has nine grades, with each grade corresponding to a progressively greater risk of default. Risk ratings of (1) through (6) are performing categories and risk ratings of (7) through (9) are non-performing categories. Non-performing credits are: a (7) rated credit has a potential weakness which, if uncorrected, may result in a deterioration of the repayment prospects or inadequately protect the Company’s credit position at some time in the future; (8) loans are credits that have a well-defined weakness or weaknesses that jeopardize the full repayment of the debt or make collection or liquidation in full highly questionable and improbable, when considering existing facts, conditions, and values. Loans rated (9) are considered uncollectible and of such little value that their continuance as assets is not warranted.

Loans receivable that are classified as performing loans are $168,427,832 and $154,062,897 as of December 31, 2023 and 2022, respectively. There were no loans receivable classified as non-performing as of December 31, 2023 and 2022.

Accounts receivables that are classified as performing are $105,113,189 and $131,942,768 as of December 31, 2023 and 2022, respectively. There were no accounts receivable classified as non-performing as of December 31, 2023 and 2022.

The Company typically classifies all loans as held to maturity.

A loan is considered non-performing when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments in accordance with the contractual terms of the loan. Factors considered in determining non-performing loans and accounts receivable include payment status, collateral value and the probability of collecting payments when due. The significance of payment delays and/or shortfalls is determined on a case-by-case basis. All circumstances surrounding the loan are taken into account. Such factors include the length of the delinquency, the underlying reasons and the borrower’s prior payment record. These factors are considered on a loan-by-loan basis.

Accrued interest receivable totaled $2,158,775 at December 31, 2023 and was reported on the consolidated balance sheets and is excluded from the estimate of credit losses. The accrual of accrued interest is in accordance with the non-accrual policy as stated in Note 3.

NMC did not have any loans or accounts receivable that are non-performing, modified, or past due 30 days or more as of December 31, 2023 and December 31, 2022.

Note 6. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2023 and 2022:

	2023	2022
Furniture and fixtures	$457,122	$457,122
Equipment	2,379,622	2,138,407

	2,836,744	2,595,529
Accumulated depreciation	2,232,620	2,050,192

	$604,124	$545,337

Depreciation expense was $182,428 for the year ended December 31, 2023 and $149,413 for the year ended December 31, 2022.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 7. Credit Facility Payable

The Company has entered into a $285,307,000 credit facility which expires November 13, 2025. Borrowings are secured by substantially all of the Company’s assets. Interest on borrowings under the facility is payable monthly and is based on the SOFR plus an applicable margin, as defined. The interest rate was 7.69 percent as of December 31, 2023 and 6.22 percent as of December 2022. Outstanding borrowings under the credit facility are generally limited to 85 percent of eligible receivables, less any reserves established by the bank, as defined. The Company is required to maintain specified financial ratios and to comply with other covenants. The balance outstanding under this credit facility was $222,917,160 at December 31, 2023 and $214,425,205 at December 31, 2022. Credit facility payable as of December 31, 2023 and 2022 consist of the following:

	2023	2022
Outstanding borrowings	$222,917,160	$214,425,205
Less: debt issuance costs, net of accumulated amortization of $2,227,641 and $1,732,358, respectively	855,298	1,283,598

	$222,061,862	$213,141,607

Total interest expense related to credit facility payable was $14,314,816 and $7,837,581 for the years ended December 31, 2023 and 2022, respectively. Amortization of deferred costs of $495,283 and $367,771, fees on the unused commitment of $225,796 and $88,709, and loan administration fees of $12,000 and $12,000 for the years ended December 31, 2023 and 2022, respectively, are included in interest expense in the Consolidated Statements of Operations.

Note 8. Commitments

Employment agreements: The Company has entered into service agreements with certain members of management. Annual base compensation due under these agreements is included in personnel expenses in the consolidated statements of operations. The annual base compensation is subject to review and adjustment by the Company. The employees are also eligible to receive bonus compensation at the discretion of the Board of Managers. The agreements can be terminated by either the Company or the employees at any time upon written notice. Certain additional amounts may be paid to the employees, contingent upon the circumstances surrounding the termination, as defined in the service agreements.

Operating lease: The Company rents its office space under non-cancelable operating leases that expire through December 2027. Base rents due under the leases escalate throughout the term of the leases. These leases generally contain renewal options but the Company is not reasonably certain to exercise these options. The optionable periods are not included in determining the lease term and the associated payments under the renewal options are excluded from lease payments.

North Mill Holdco LLC and Subsidiaries

Notes to Consolidated Financial Statements

The total minimum rental commitment at December 31, 2023, is due as follows:

Years ending December 31:

2024	$548,135
2025	512,349
2026	492,379
2027	208,377

Total lease commitments	1,761,240
Less: interest	(106,385)

Present value of lease liability	$1,654,855

Rent expense was $677,446 and $586,007 for the years ended December 31, 2023 and 2022, respectively.

Unfunded Commitments: Commitments under loan and finance receivable facilities aggregated $610,948,740 at December 31, 2023, of which $337,407,720 were unfunded. Advances relating to these unfunded commitments were limited to those facilities with available collateral which aggregated $78,759,635. At December 31, 2022, total commitments were $603,432,040, of which $317,426,375 were unfunded. Advances relating to these unfunded commitments were limited to those facilities with available collateral which aggregated $79,474,864.

Note 9. Related Party Transactions

NMC has sold participations in several loan agreements to SLR and its affiliates. The participations sold for a total commitment of $114.5 million and the amount outstanding at December 31, 2023 was $84.0 million. At December 31, 2022, participations sold were $68 million and the amount outstanding was $53.4 million.